wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t +44 (0)131 272 7000
f +44 (0)131 272 7001
e sales@wolfsonmicro.com
www.wolfsonmicro.com

RECEIVED
2007 JUL 30 A 11:21

FILE NO. 82-34753

27 July 2007

VIA COURIER

07025594

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

SUPPL

Ladies and Gentlemen

PROCESSED
AUG 01 2007
THOMSON
FINANCIAL

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Dw 7/31

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

pp [signature]

Mark Cubitt
Finance Director and Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 28 June and 27 July 2007 (inclusive)

   - Notification in relation to voting rights and capital
   - Notification of Interim Results
   - Notification of major interests in shares
   - Second quarter and first half results to 1 July 2007
   - Notice of acquisition of Sonaptic Limited

2. Documents filed with Registrar of Companies for Scotland

   - Forms 88(2) (returns of allotments of shares on exercise of share options)
   - 2007 Annual Return

3. Documents submitted to the Financial Services Authority

   None during the period.

Companies House — for the record —

Company Name
WOLFSON MICROELECTRONICS PLC

363s Annual Return

Company Type
Public Limited Company

Company Number
SC89839
Information extracted from Companies House records on
21st June 2007

> Please check the details printed in the **"Current details"** column.
> If any details are wrong, strike them through and write the correct details in the **"Amended details"** column.
> Please complete in **black** ink and use capitals.

Section 1: Company details

Ref: SC89839/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Westfield House** **26 Westfield Road** **Edinburgh** **EH11 2QB**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **Lloyds Tsb Registrars Scotland** **Po Box 28448, Finance House** **Orchard Brae, Edinburgh** **Midlothian EH4 1WQ**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **3210** **Mfr of electronic components**	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Mark CUBITT** **Address** **Duncraggan House** **34 Airthrey Road** **Stirling** **FK9 5JS**	Name ________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________________ ________________ ________________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Mark CUBITT ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **John CAREY** **Address** **15320 Peach Hill Road** **Saratago** **California** **Usa** **95070** **Date of birth** **15/05/1936** **Nationality** **British** **Occupation** **Company Director**	Name ________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________________ ________________ ________________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date John CAREY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Mark CUBITT** **Address** **Duncraggan House** **34 Airthrey Road** **Stirling** **FK9 5JS** **Date of birth** **05/01/1963** **Nationality** **British** **Occupation** **Accountant**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ______ Occupation ______ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Mark CUBITT ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Robert Laurence ECKELMANN** **Address** **1751 Sw Prospect Drive** **Portland** **Oregon** **Usa** **97201** **Date of birth** **31/05/1956** **Nationality** **Usa** **Occupation** **Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ______ Occupation ______ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Robert Laurence ECKELMANN ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Ross King GRAHAM** This is a service address for the beneficiary of a Confidentiality Order. **Address** **Peterhouse Technology Park** **100 Fulbourn Road** **Cambridge** **Cambridgeshire** **CB1 9PT** **Date of birth** **15/08/1947** **Nationality** **British** **Occupation** **Director**	Name ☑ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Ross King GRAHAM ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Alastair David MILNE OBE** **Address** **18 Napier Road** **Edinburgh** **Midlothian** **EH10 5AY** **Date of birth** **08/11/1942** **Nationality** **British** **Occupation** **Managing Director**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Director Date of change 01 / 03 / 2007 Date Alastair David MILNE OBE ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Barry Michael ROSE	Name
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 8 Spylaw Bank Road Colinton Edinburgh Midlothian EH13 0JP	Address
		UK Postcode
	Date of birth 10/03/1945	Date of birth __ / __ / ____
	Nationality British	Nationality
Particulars of a new Director must be notified on form 288a.	**Occupation** Director	Occupation
		Date of change __ / __ / ____
		Date Barry Michael ROSE ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** David Allen SHRIGLEY	Name
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 37 Heriot Row Edinburgh Midlothian EH3 6ES	Address
		UK Postcode
	Date of birth 17/04/1948	Date of birth __ / __ / ____
	Nationality Us	Nationality
Particulars of a new Director must be notified on form 288a.	**Occupation** Director	Occupation Managing Director
		Date of change 01 / 03 / 2003
		Date David Allen SHRIGLEY ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **John Martin URWIN**	Name
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **97 Caiyside** **Fairmilehead** **Edinburgh** **EH10 7HR**	Address
	Date of birth **07/10/1960**	UK Postcode
	Nationality **British**	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** **Operations Director**	Nationality Occupation Date of change __ / __ / ____ Date John Martin URWIN ceased to be director (if applicable) __ / __ / ____

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: ORDINARY

Number of shares issued: 117,639,605

Aggregate Nominal Value of issued shares: £117,639

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 117,639,605

Aggregate Nominal Value of issued shares: £117,639

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 29/06/2006

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________________ (Director / Secretary)

Date 13 / 07 / 2007

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to ***29/6/2007***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **29th June 2008** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________________

Telephone number *inc code* __ __ __ __ __ __ __ __ __ __ __ __

Address ______________________

DX number *if applicable* __ __ __ __ __ __

DX exchange ______________________

Postcode __ __ __ __ __ __ __

Companies House
for the record

RECEIVED
07 JUL 30 A 11:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC 089389

Company name in full WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	Month	Year	To Day	Month	Year
	29	06	2007	02	07	2007

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	7,500	1,750	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share *(including any share premium)*	204.5 PENCE	173.25 PENCE	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: KISHORE BHAKTA Address: 9 CHERRY TREE GARDENS BALERNO, EDINBURGH UK Postcode EH14 5SP	Class of shares allotted ORDINARY	Number allotted 9,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2/7/2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC084389

Company name in full WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	06	2007	28	06	2007

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	15,000	1,960	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share *(including any share premium)*	40 PENCE	173.25 PENCE	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details	Shares and share class allotted	
Name: PAUL LESSO Address: 29b CLUNY GARDENS EDINBURGH UK Postcode EH10 6BH	Class of shares allotted ORDINARY	Number allotted 15,000
Name: MARK JACOB Address: 85 NEW ROAD CHISELDON, SWINDON UK Postcode SN4 0PE	Class of shares allotted ORDINARY	Number allotted 1,960
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 28/6/2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Regulatory Announcement

Go to market news section

RECEIVED
2007 JUL 30 A 11:21

Free annual report

wolfson

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	10:12 02-Jul-07
Number	4253Z

RNS Number:4253Z
Wolfson Microelectronics PLC
02 July 2007

Edinburgh, 2nd July 2007

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 117,639,605 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 117,639,605.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Mark Cubitt, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

RECEIVED

2007 JUL 30 A 11:21

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of Results
Released	07:01 03-Jul-07
Number	5091Z

RNS Number:5091Z
Wolfson Microelectronics PLC
03 July 2007

3 July 2007

Wolfson Microelectronics plc

Notification of Results

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Company's second quarter and first half results for the period ended 1 July 2007 on Tuesday, 24 July 2007.

Dave Shrigley, Chief Executive Officer and Mark Cubitt, Finance Director will be hosting a presentation on the day at 9.30 am to analysts at The London Stock Exchange, The Theatre, 10 Paternoster Square, London EC4M 7LS. There will be a live audio webcast of the presentation on the day, which can be accessed from www.wolfsonmicro.com/investor.

Enquiries:

Corfin Communications	
Harry Chathli, Neil Thapar	020 7929 8989

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Holding(s) in Company
Released	14:11 03-Jul-07
Number	5691Z

RNS Number:5691Z
Wolfson Microelectronics PLC
03 July 2007

Wolfson Microelectronics plc

3 July 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Wolfson Microelectronics plc

2. Name of shareholder having a major interest

Legal & General Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Legal & General Group Plc

5. Number of shares / amount of stock acquired

Nil

6. Percentage of issued class

Nil

7. Number of shares / amount of stock disposed

485,242

8. Percentage of issued class

0.41%

9. Class of security

Ordinary £0.001 each

10. Date of transaction

29th June 2007

11. Date company informed

2nd July 2007

12. Total holding following this notification

4,677,046

13. Total percentage holding of issued class following this notification

3.97%

14. Any additional information

....

15. Name of contact and telephone number for queries

Mark Cubitt, Finance Director...0131 272 7000

16. Name and signature of authorised company official responsible for making this notification

Mark Cubitt, Finance Director

Date of notification

03.07.2007

END

Close

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Interim Results
Released	07:01 24-Jul-07
Number	7358A

RNS Number:7358A
Wolfson Microelectronics PLC
24 July 2007

24 July 2007

WOLFSON MICROELECTRONICS plc

Second quarter and first half results to 1 July 2007

Wolfson Microelectronics plc (Wolfson or the "Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces its financial results for the second quarter and half year ended 1 July 2007.

Second quarter 2007 highlights:

- Revenues at the top end of guidance at $49.5m (Q2 2006: $47.7m)
- Gross margin improved to 52.8% (Q2 2006: 51.6%);
- Fully diluted earnings per share was 5.0 cents (Q2 2006: 7.0 cents)
- Net cash balance at 1 July 2007 increased to $111.1m

First half 2007 highlights:

- Pre-tax profits were $12.5m (H1 2006: $22.0m) reflecting increased investment in R&D and Sales & Distribution to pursue continued product leadership and widening technology offering (AudioPlus(TM))
- Fully diluted earnings per share amounted to 7.6 cents (H1 2006: 13.5 cents)
- Growing presence in handset segment including next generation multi-media handsets and market share growth in Korean manufacturers
- Continued strong position in the Portable Media Players (PMP) market
- Strong growth in other segments including Portable Navigation Devices (PND), Flat Panel TV (FPTV) and automotive
- Continued design win momentum into broad customer and application base
- First volume order received for the AudioPlus(TM) Power Management chip
- AudioPlus(TM) MEMS microphone progressing well with strong customer interest

Acquisition

- Best in class acoustic technology is being acquired with Sonaptic Ltd., which will enable dramatic improvements to the user experience in handsets and virtually all focus market segments.
- Acquisition increases the size of Wolfson's addressable markets, particularly in the mobile, PND and TV space by broadening its customer, product and geographic base
- Expected to be accretive, after amortisation, from 2009

Outlook

- Current backlog at record levels reflecting strong broad based bookings ramp through Q2 2007
- Q3 2007 revenue forecast of $63-68m
- Gross margin expected to remain around 53%
- Confident of delivering current full year revenue expectations

Commenting on the results Dave Shrigley, Chief Executive Officer of Wolfson,

said: "The early signs of recovery we highlighted at the end of the first quarter continued into the second quarter as excess inventory was used up in the channels.

Wolfson has a broad customer base and benefited from a pick-up in most of the end markets in the second quarter. This is set to continue as the Company expects to benefit from a seasonal ramp up in demand during the third quarter. With the order backlog at its highest level, Wolfson is set for the best revenue quarter in its history. As a result, the Company remains confident of delivering current revenue expectations for the full year."

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0207 929 8989 on the day and
Mark Cubitt, Finance Director	0131 272 7000 thereafter
Corfin Communications	
Harry Chathli, Neil Thapar	020 7929 8989

Dave Shrigley, CEO and Mark Cubitt, Finance Director, will be hosting a presentation to analysts at 9.30am at The Theatre, London Stock Exchange, Paternoster Square, London. Wolfson Microelectronics plc results can be heard LIVE from 9.30am (UK time) via www.wolfsonmicro.com/investor or www.streetevents.com

Additionally, there is a dial in facility: UK Dial-in 020 7070 5412; US Dial-in +1866 43 27 186

This document contains certain statements that are not historical facts, including statements about Wolfson's expectations and beliefs and statements with respect to its business plan, operations and financial performance and condition and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects" "anticipates", "estimates", "aims", "believes", "assumes", "should", and words of similar import, which are predictions of or indicate future events and future trends. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited, to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected.

Overview

Wolfson is pleased to report revenues at the top end of its guidance as the Company saw a solid recovery in the second quarter. Excess inventory was used up in the channels and some customers prepared to launch new products in the market.

For the half year, revenues were $89.6m (H1 2006: $93.6m). Pre-tax profits were $12.5m (H1 2006: $22.0m) reflecting increased investment in R&D and Sales & Distribution. These were adversely impacted by sterling strength against the US dollar, which increased total overheads by $2.3m compared to the prior first half year. Gross margin for the half was 52.8% (H1 2006: 51.2%). Fully diluted earnings per share amounted to 7.6 cents (H1 2006: 13.5 cents).

For the second quarter, revenues grew by 23% sequentially and 4% compared with the corresponding period last year. Gross margin in the second quarter at 52.8% was comparable with the first quarter, against 51.6% in the corresponding period last year. Fully diluted earnings per share was 5.0 cents (Q2 2006: 7.0 cents).

The quarter and half year results are summarised in the tables below.

Quarter Results Summary	Q2 2007 $000	Q2 2006 $000	Q1 2007 $000
Revenue	49,458	47,678	40,164
Gross profit	26,122	24,624	21,231
Distribution and selling costs	(5,257)	(4,523)	(5,511)
Research and development expenses	(10,061)	(7,254)	(9,179)
Administrative expenses	(3,730)	(1,983)	(3,357)
Operating profit	7,074	10,864	3,184
Net financing income	1,142	636	1,142
Profit before tax	8,216	11,500	4,326
Income tax expense	(2,275)	(3,182)	(1,220)
Profit for the period	5,941	8,318	3,106

Half Year Results Summary	H1 2007 $000	H1 2006 $000
Revenue	89,622	93,576
Gross profit	47,353	47,880
Distribution and selling costs	(10,768)	(8,993)
Research and development expenses	(19,240)	(13,670)
Administrative expenses	(7,087)	(4,610)
Operating profit	10,258	20,607
Net financing income	2,284	1,424
Profit before tax	12,542	22,031
Income tax expense	(3,495)	(6,012)
Profit for the period	9,047	16,019

Operational review

Wolfson returned to growth in the second quarter as consumer electronics companies prepared to launch new products and inventory correction was completed.

Design win momentum remains strong across all business segments. The top 10 customers accounted for 56% of overall revenues in the first half, broadly similar to the equivalent period last year.

Revenues in the portable segment were $63.8m (H1 2006: $65.9m), revenues in the consumer segment were $16.2m (H1 2006: $15.9m) and revenues from imaging segment were $9.6m (H1 2006: $11.8m).

The AudioPlus Power(TM) Management product received its first volume order from a major customer, setting up its emergence into the market in Q4 2007. A second product will be sampled later this year and the Company has further follow-on products in development.

The Company made good progress in increasing its market share with its two largest Asian handset manufacturer customers, which account for approximately 21% of the global market, and remain a key element of the Company's growth strategy. In the first half, revenues from these manufacturers were approximately14% of overall sales compared to 10% in the corresponding period last year.

As predicted, demand for PMP improved in the second quarter and revenues in this application were approximately 14% higher than the previous quarter. However, the first quarter inventory correction ensured that PMP revenues in the first half were 13% lower than the equivalent period last year.

The Company benefited from the continuing demand for satellite navigation systems, with growth of 105% on H1 2006, where Wolfson's products are incorporated into devices of substantially all the leading manufacturers.

The growth in the consumer audio segment, where Wolfson's semiconductors are typically used in mains-powered electronics goods, was primarily due to growth in revenues from flat panel TVs and automotive markets. Revenues from these applications now represent approximately 5% and 3% respectively of overall revenues in H1 2007.

The game console market saw a tripling in sales in the second quarter compared with the first quarter, albeit from a small base, with encouraging signs that

this recovery will continue in the second half. The Multi-Function Peripherals (MFP) market declined by 25% on H1 2006. Some recovery of this is forecast in the second half as we go through a product renewal cycle.

Financial review

Half year ended 1 July 2007

Revenue for H1 2007 amounted to $89.6m compared to $93.6m in H1 2006, a year on year decline of 4%. This reflects the weak Q1 2007 with a recovery in Q2 2007, as excess inventory was used up in the channels and some customers prepared to launch new products in the market.

Gross profit for the H1 2007 was $47.4m, down 1% from $47.9m in H1 2006. The gross margin of 52.8% compared to 51.2% in H1 2006, an increase of 160 basis points through a combination of cost reductions and operating efficiencies offsetting average selling price pressure.

Research and development expenses in H1 2007 were $19.2m, up 41% year on year (H1 2006: $13.7m). Research and development expenditure as a percentage of revenues in H1 2007 was 21% compared to 15% in H1 2006. This increase was due mainly to headcount, reflecting investment to pursue continued product leadership, a widening technology offering (AudioPlus(TM)) and the adverse impact of foreign exchange.

Distribution and selling expenses in H1 2007 amounted to $10.8m or 12% of revenue compared to $9.0m or 10% of revenue in H1 2006.

Administrative expenses in H1 2007 were $7.1m or 8% of revenue, compared to $4.6m or 5% of revenue in H1 2006. A major element of this being the increased expense associated with the strengthening of the management team.

Total overheads in H1 2007 of $37.1m compares to $27.3m in H1 2006, an increase of $9.8m or 36%. An analysis of the rise is given in note 6 of this interim report, with the principal drivers being increased headcount (343 v 273), sterling strength against the dollar (1.975 v 1.78) and increased IFRS 2 option costs.

Operating profit in H1 2007 was $10.3m or 11.4% of revenue, compared to $20.6m or 22% of revenue in H1 2006. The decline reflects the higher overheads explained above, with a strong recovery forecast for the second half of the year as revenues ramp and the Company benefits from its operational gearing.

It is anticipated that the total effective tax rate for 2007 will be approxima tely 28% principally reflecting the a•ailability of tax allowances on research and development expenditure. However, the amount of current tax payable is reduced by tax relief in respect of gains arising on the exercise of share options byemployees.

Fully diluted earnings per share amounted to 7.6 cents in H1 2007 compared to 13.5 cents in H1 2006.

Cashflow and Balance Sheet

Cash and short-term deposits amounted to $111.1m at 1 July 2007 compared to $103.3m at 1 April 2007 and $99.4m at 31 December 2006. In H1 2007 $3.2m was paid on the acquisition of Oligon in January 2007 and $9.8m was paid in February 2007 to purchase shares to cover option grants.

In H1 2007 net cash inflow from operating activities amounted to $24.2m compared to $15.5m in H1 2006.

Cash outflow on capital expenditure was $2.0m in H1 2007 compared to $3.8m in H1 2006. However, included within creditors at 1 July 2007 is $3.7m related to capital items, mainly being new test equipment.

The value of inventories held at 1 July 2007 was $23.9m compared to $20.5m at 1 April 2007 and $24.7m at 2 July 2006. Inventory levels at 1 July 2007 are considered to be adequate to meet the expected seasonal increase in demand in Q3 and represents 97 days.

Trade and other receivables amounted to $30.6m at 1 July 2007 compared to $24.9m at 1 April 2007 and $28.9m at 2 July 2006. The average number of days sales outstanding at 1 July 2007 was 44 days compared to 42 days at 1 April 2007.

Trade and other payables amounted to $29.6m at 1 July 2007 compared to $20.8m at 1 April 2007. The average number of days purchases outstanding at 1 July 2007 was 82 days compared to 70 days at 1 April 2007

Acquisition

The Company announced today the acquisition of Sonaptic for an initial consideration of $24.8m.

The acquisition will provide the third part of Wolfson's AudioPlus(TM) growth strategy which is aimed at building on Wolfson's world class position in high fidelity audio semiconductors. The acquisition will enable Wolfson to offer advanced active noise cancellation, sound enhancement, 3D sound, and acoustic echo cancellation in combination with its existing high quality, low power audio products for consumer electronic applications. These include PMP, mobile handsets, portable gaming consoles, FPTV, PND and automotive applications.

Sonaptic is a world leading provider of advanced micro-acoustic technologies based on more than 12 years of research by Sonaptic's founders. Sonaptic technology and expertise includes advanced active noise cancellation, sound enhancement, 3D sound, and acoustic echo cancellation for consumer electronic applications.

See separate press release available on www.wolfsonmicro.com or RNS.

AudioPlus(TM) Strategy

The Wolfson brand is known for high fidelity audio quality and performance and the Company's ultra high performance flagship products are employed by the world's leading high-end Hi-Fi manufacturers. Bringing this same leadership audio capability to portable and consumer devices makes Wolfson a supplier of choice for many of the world's tier 1 consumer Original Equipment Manufacturers (OEMs).

Building upon this audio foundation, Wolfson has developed its AudioPlus(TM) growth strategy. Adding incremental mixed-signal products that comprise key elements of the audio signal chain, the Wolfson strategy enables new or improved end user experiences and more highly optimized - lower cost solutions.

The first phase of Wolfson's growth strategy, the AudioPlus(TM) Power Management product, will enter the market place in Q4 2007. The second phase of the growth strategy is AudioPlus(TM) MEMS technology for silicon microphone products, spearheaded by the acquisition of Oligon in January. Products are expected to enter the market place in 2008.

Today the third phase is enabled through the acquisition of Sonaptic Limited ("Sonaptic"), adding acoustic technology to the Wolfson AudioPlus(TM) strategy.

Wolfson expects the first new products to be ready by the middle of 2008 with revenues being generated from end H2 2008. Sonaptic acoustic technology will be added into existing Wolfson products and completely new chips providing a dedicated functions such as noise cancellation. It is anticipated the acquisition will be accretive, after amortisation, from 2009.

Outlook

Wolfson has a broad customer base and benefited from a pick up in most of the end markets in the second quarter and this is set to continue as the Company expects to benefit from a strong seasonal ramp up in demand during the third quarter.

The Company ended the second quarter with sales order backlog at its highest ever level and the Company is set for the best revenue quarter in its history. Revenues in the third quarter are expected to be in the range $63m - $68m and gross margins are anticipated to remain around 53%. As a result, the Company is confident of delivering to current full year revenue expectations

Consolidated income statement
For the period ended 1 July 2007

	Notes	Q2 2007 Period from 2 April 2007 to 1 July 2007 (Unaudited) $'000	Q2 2006 Period from 3 April 2006 to 2 July 2006 (Unaudited) $'000	Q1 2007 Period from 1 January 2007 to 1 April 2007 (Unaudited) $'000
Revenue	2	49,458	47,678	40,164
Cost of sales		(23,336)	(23,054)	(18,933)
Gross profit		26,122	24,624	21,231
Distribution and selling costs		(5,257)	(4,523)	(5,511)
Research and development expenses		(10,061)	(7,254)	(9,179)
Administrative expenses		(3,730)	(1,983)	(3,357)
Operating profit	2	7,074	10,864	3,184
Financial income		1,487	1,172	1,457
Financial expenses		(345)	(536)	(315)
Net financing income		1,142	636	1,142
Profit before tax		8,216	11,500	4,326
Income tax expense	3	(2,275)	(3,182)	(1,220)
Profit for the period		5,941	8,318	3,106
Basic earnings per share (cents)	4	5.06	7.30	2.65
Diluted earnings per share (cents)	4	4.98	6.98	2.61

* The review undertaken by KPMG Audit Plc and reported upon in page 18 covers the financial information for the half year ended 1 July 2007 but not the quarterly information.

Consolidated income statement
For the period ended 1 July 2007

	Notes	H1 2007* Period from 1 January 2007 to 1 July 2007 (Unaudited) $'000	H1 2006 Period from 1 January 2006 to 2 July 2006 (Unaudited) $'000	Year ended 31 December 2006 (Audited) $'000
Revenue	2	89,622	93,576	204,133
Cost of sales		(42,269)	(45,696)	(98,425)

Gross profit		47,353	47,880	105,708
Distribution and selling costs		(10,768)	(8,993)	(21,231)
Research and development expenses		(19,240)	(13,670)	(33,285)
Administrative expenses		(7,087)	(4,610)	(10,055)
Operating profit	2	10,258	20,607	41,137
Financial income		2,944	2,323	4,830
Financial expenses		(660)	(899)	(1,397)
Net financing income		2,284	1,424	3,433
Profit before tax		12,542	22,031	44,570
Income tax expense	3	(3,495)	(6,012)	(12,830)
Profit for the period		9,047	16,019	31,740
Basic earnings per share (cents)	4	7.71	14.11	27.67
Diluted earnings per share (cents)	4	7.59	13.46	26.66

* The review undertaken by KPMG Audit Plc and reported upon in page 18 covers the financial information for the half year ended 1 July 2007 but not the quarterly information.

Consolidated statement of recognised income and expense
For the period ended 1 July 2007

	Q2 2007 Period from 2 April 2007 to 1 July 2007 (Unaudited) $'000	Q2 2006 Period from 3 April 2006 to 2 July 2006 (Unaudited) $'000	Q1 2007 Period from 1 January 2007 to 1 April 2007 (Unaudited) $'000
Actuarial gain/(loss) on net defined benefit obligations	2,458	1,055	2,104
Deferred tax on net defined benefit obligations recognised in equity	(803)	(157)	(617)
Foreign exchange translation differences on net defined benefit obligations	(202)	(530)	(47)
Net income /(expense) recognised directly in equity	1,453	368	1,440
Profit for the period	5,941	8,318	3,106
Total recognised income and expense for the period	7,394	8,686	4,546

Consolidated statement of recognised income and expense
For the period ended 1 July 2007

	H1 2007* Period from 1 January 2007 to 1 July 2007 (Unaudited) $'000	H1 2006 Period from 1 January 2006 to 2 July 2006 (Unaudited) $'000	Year ended 31 December 2006 (Audited) $'000
Actuarial gain/(loss) on net defined benefit obligations	4,562	2,506	(1,553)
Deferred tax on net defined benefit obligations recognised in equity	(1,420)	(569)	762
Foreign exchange translation differences on net defined benefit obligations	(249)	(605)	(989)
Net income /(expense) recognised directly in equity	2,893	1,332	(1,780)
Profit for the period	9,047	16,019	31,740
Total recognised income and expense for the period	11,940	17,351	29,960

* The review undertaken by KPMG Audit Plc and reported upon in page 18 covers the financial information for the half year ended 1 July 2007 but not the quarterly information.

Consolidated balance sheet
As at 1 July 2007

	As at 1 July 2007* (Unaudited) $'000	As at 1 April 2007 (Unaudited) $'000	As at 31 December 2006 (Audited) $'000	As at 2 July 2006 (Unaudited) $'000
Assets Property, plant and equipment	32,942	30,629	31,439	31,076
Intangible assets	6,978	6,089	1,091	624
Deferred tax assets	1,897	3,318	3,330	10,700
Total non-current assets	41,817	40,036	35,860	42,400
Inventories	23,920	20,492	22,336	24,693
Trade and other receivables	30,569	24,871	25,107	28,923
Short-term deposits	68,398	67,012	52,348	35,849
Cash and cash equivalents	42,716	36,283	47,077	40,839
Total current assets	165,603	148,658	146,868	130,304
Total assets	207,420	188,694	182,728	172,704
Equity				
Issued capital	197	196	196	190
Share premium account	57,021	56,445	55,823	51,847
Capital redemption reserve	497	497	497	497
Retained earnings	110,370	101,228	104,475	92,457
Total equity attributable to equity holders of the parent	168,085	158,366	160,991	144,991

Liabilities				
Employee benefits	6,225	8,344	10,257	5,487
Trade and other payables	550	470	-	-
Total non-current liabilities	6,775	8,814	10,257	5,487
Income tax payable	3,536	1,143	193	4,915
Trade and other payables	29,024	20,371	11,287	17,311
Total current liabilities	32,560	21,514	11,480	22,226
Total liabilities	39,335	30,328	21,737	27,713
Total equity and liabilities	207,420	188,694	182,728	172,704

* The review undertaken by KPMG Audit Plc and reported upon in page 18 covers the financial information for the half year ended 1 July 2007 but not the quarterly information.

Consolidated statement of cash flows
For the period ended 1 July 2007

	Q2 2007 Period from 2 April 2007 to 1 July 2007 (Unaudited) $'000	Q2 2006 Period from 3 April 2006 to 2 July 2006 (Unaudited) $'000	Q1 2007 Period from 1 January 2007 to 1 April 2007 (Unaudited) $'000
Cash flows from operating activities			
Profit for the period	5,941	8,318	3,106
Adjustments for:			
Depreciation and amortisation	2,032	1,658	1,991
Foreign exchange losses/(gains)	185	(185)	63
Net financing income	(1,142)	(636)	(1,142)
Equity-settled share-based payment expenses	1,853	1,069	1,729
Income tax expense	2,275	3,182	1,220
Operating profit before changes in working capital	11,144	13,406	6,967
(Increase) / decrease in inventories	(3,428)	1,321	1,844
(Increase) / decrease in trade and other receivables	(5,245)	(3,938)	651
Increase / (decrease) in trade and other payables	4,859	(3,285)	7,867
Increase in provisions and employee benefits	53	69	61
Cash generated from the operations	7,383	7,573	17,390
Income taxes (paid) / received	(6)	-	(560)
Net cash inflow from operating activities	7,377	7,573	16,830
Cash flows from investing activities			
Interest received	794	808	820
Acquisition of property, plant and equipment and intangible assets	(794)	(2,180)	(1,252)
Acquisition of subsidiary, net of cash acquired	-	-	(3,243)
Amounts (placed on) / withdrawn			

from short-term deposits	(1,386)	15,226	(14,664)
Net cash (outflow) / inflow from investing activities	(1,386)	13,854	(18,339)
Cash flows from financing activities			
Proceeds from the issue of share capital	577	440	622
Net purchase of own shares held under trust	-	-	(9,828)
Interest paid	(14)	(316)	(10)
Repayment of borrowings and finance lease liabilities	-	(15,374)	-
Net cash inflow / (outflow) from financing activities	563	(15,250)	(9,216)
Net increase / (decrease) in cash and cash equivalents	6,554	6,177	(10,725)
Cash and cash equivalents at start of period	36,283	34,524	47,077
Effect of exchange rate fluctuations on cash held	(121)	138	(69)
Cash and cash equivalents at end of period	42,716	40,839	36,283
Cash and cash equivalents at end of period	42,716	40,839	36,283
Short-term deposits at end of period	68,398	35,849	67,012
Total cash and short-term deposits at end of period	111,114	76,688	103,295

Consolidated statement of cash flows
For the period ended 1 July 2007

	H1 2007* Period from 1 January 2007 to 1 July 2007 (Unaudited) $'000	H1 2006 Period from to 1 January 2006 2 July 2006 (Unaudited) $'000	Year ended 31 December 2006 (Audited) $'000
Cash flows from operating activities			
Profit for the period	9,047	16,019	31,740
Adjustments for:			
Depreciation and amortisation	4,023	3,166	6,792
Foreign exchange losses/(gains)	248	(198)	34
Net financing income	(2,284)	(1,424)	(3,433)
Equity-settled share-based payment expenses	3,582	1,668	3,331
Income tax expense	3,495	6,012	12,830
Operating profit before changes in working capital	18,111	25,243	51,294
(Increase) / decrease in inventories	(1,584)	(8,769)	(6,412)
(Increase) / decrease in trade and other receivables	(4,594)	5,788	9,770
Increase / (decrease) in trade and other payables	12,726	(8,072)	(13,804)
Increase in provisions and employee benefits	114	125	280
Cash generated from the operations	24,773	14,315	41,128
Income taxes (paid) / received	(566)	1,177	(2,657)

Net cash inflow from operating activities	24,207	15,492	38,471
Cash flows from investing activities			
Interest received	1,614	1,417	3,342
Acquisition of property, plant and equipment and intangible assets	(2,046)	(3,803)	(8,539)
Acquisition of subsidiary, net of cash acquired	(3,243)	-	-
Amounts (placed on) / withdrawn from short-term deposits	(16,050)	3,991	(12,508)
Net cash (outflow) / inflow from investing activities	(19,725)	1,605	(17,705)
Cash flows from financing activities			
Proceeds from the issue of share capital	1,199	1,312	5,294
Net purchase of own shares held under trust	(9,828)	(2,360)	(3,626)
Interest paid	(24)	(675)	(693)
Repayment of borrowings and finance lease liabilities	-	(15,813)	(15,813)
Net cash inflow / (outflow) from financing activities	(8,653)	(17,536)	(14,838)
Net increase / (decrease) in cash and cash equivalents	(4,171)	(439)	5,928
Cash and cash equivalents at start of period	47,077	41,135	41,135
Effect of exchange rate fluctuations on cash held	(190)	143	14
Cash and cash equivalents at end of period	42,716	40,839	47,077
Cash and cash equivalents at end of period	42,716	40,839	47,077
Short-term deposits at end of period	68,398	35,849	52,348
Total cash and short-term deposits at end of period	111,114	76,688	99,425

* The review undertaken by KPMG Audit Plc and reported upon in page 18 covers the financial information for the half year ended 1 July 2007 but not the quarterly information.

Notes
(forming part of the interim report)

1. Accounting policies - basis of preparation

Wolfson Microelectronics plc (the "Company") is a company domiciled in Scotland. This interim report contains the financial information of the Company and its subsidiaries (together referred to as the "Group") for the twenty-six and thirteen week periods ended 1 July 2007. The Group operates a thirteen week quarter with four weeks in the first two months and five weeks in the final month of each quarter.

The interim report was authorised for issue by the directors on 23 July 2007.

The financial information is prepared on the historical cost basis and is

presented in United States Dollars, rounded to the nearest thousand.

The figures for the *financial year ended* 31 December 2006 are not the company's statutory accounts for that financial year. The statutory accounts for the year ended 31 December 2006, which were prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the EU, have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

This interim financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the year ended 31 December 2006.

2. Segment reporting

The primary format, business segments, is based on the Group's management and internal reporting structure. The Group is organised into three main business segments: consumer audio products, digital imaging applications and portable applications.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate expenses, including administrative expenses and facilities costs.

2 Segment reporting (cont...)

	Q2 2007 Period from 2 April 2007 to 1 July 2007 $000	Q2 2006 Period from 3 April 2006 to 2 July 2006 $000	Q1 2007 Period from 1 January 2007 to 1 April 2007 $000
Segment revenue:			
Consumer	9,531	7,774	6,689
Imaging	4,840	6,196	4,731
Portable	35,087	33,708	28,744
Total revenue for the period	49,458	47,678	40,164
Contribution			
Consumer	2,406	1,396	730
Imaging	2,355	2,520	2,602
Portable	15,555	15,586	12,514
	20,316	19,502	15,846
Corporate expenses	(13,242)	(8,638)	(12,662)
Operating profit	7,074	10,864	3,184

2 Segment reporting (cont...)

	H1 2007 Period from 1 January 2007 to 1 July 2007 $000	H1 2006 Period from 1 January 2006 to 2 July 2006 $000	Year ended 31 December 2006 $000
Segment revenue:			
Consumer	16,220	15,931	31,408
Imaging	9,571	11,766	21,880
Portable	63,831	65,879	150,845

Total revenue for the period	89,622	93,576	204,133
Contribution			
Consumer	3,136	3,112	5,146
Imaging	4,957	5,183	9,793
Portable	28,069	30,249	66,753
	36,162	38,544	81,692
Corporate expenses	(25,904)	(17,937)	(40,555)
Operating profit	10,258	20,607	41,137

3. Income tax expense

The income tax expense for the period ended 1 July 2007 reflects the estimated total effective rate on profit before taxation for the Group of approximately 28% for the year ending 30 December 2007.

Current tax payable for the current and prior periods is classified as a current liability to the extent that it is unpaid. The amount of current tax payable is reduced by the tax relief available when share options are exercised by employees. It is not possible to predict the timing of this relief as it is dependent on the decisions of individual share option holders.

4. Earnings per share

	Q2 2007 Period from 2 April 2007 to 1 July 2007 $000	Q2 2006 Period from 3 April 2006 to 2 July 2006 $000	Q1 2007 Period from 1 January 2007 to 1 April 2007 $000
Profit for the period attributable to ordinary shareholders (basic and diluted)	5,941	8,318	3,106
	cents	cents	cents
Basic earnings per share	5.06	7.30	2.65
Diluted earnings per share	4.98	6.98	2.61

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

4. Earnings per share (cont...)

	Q2 2007 Period from 2 April 2007 to 1 July 2007 No. of shares	Q2 2006 Period from 3 April 2006 to 2 July 2006 No. of shares	Q1 2007 Period from 1 January 2007 to 1 April 2007 No. of shares
Issued ordinary shares at start of period	117,307,786	113,733,652	117,082,873
Effect of shares issued during the period from exercise of employee share options	178,525	280,874	90,256

Weighted average number of ordinary shares at end of period - for basic earnings per share	117,486,311	114,014,526	117,173,129
Effect of share options in issue	1,714,912	5,137,780	1,940,473
Weighted average number of ordinary shares at end of period - for diluted earnings per share	119,201,223	119,152,306	119,113,602

4. Earnings per share

	H1 2007 Period from 1 January 2007 to 1 July 2007 $000	H1 2006 Period from 1 January 2006 to 2 July 2006 $000	Year ended 31 December 2006 $000
Profit for the period attributable to ordinary shareholders (basic and diluted)	9,047	16,019	31,740
	cents	cents	cents
Basic earnings per share	7.71	14.11	27.67
Diluted earnings per share	7.59	13.46	26.66

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

4. Earnings per share (cont...)

	H1 2007 Period from 1 January 2007 to 1 July 2007 No. of shares	H1 2006 Period from 1 January 2006 to 2 July 2006 No. of shares	Year ended 31 December 2006 No. of shares
Issued ordinary shares at start of period	117,082,873	112,414,560	112,414,560
Effect of shares issued during the period from exercise of employee share options	246,638	1,149,604	2,296,641
Weighted average number of ordinary shares at end of period - for basic earnings per share	117,329,511	113,564,164	114,711,201
Effect of share options in issue	1,845,867	5,414,340	4,358,400
Weighted average number of ordinary shares at end of period - for diluted earnings per share	119,175,378	118,978,504	119,069,601

5. Reconciliation of movement in capital and reserves

	Share capital $000	Share premium $000	Capital redemption reserve $000	Retained earnings $000	Total equity $000
Balance at 1 January 2007	196	55,823	497	104,475	160,991
Total recognised income and expense	-	-	-	11,940	11,940
Equity settled transactions, including tax effect	-	-	-	3,783	3,783
Share options exercised by employees	1	1,198	-	-	1,199
Company shares acquired by trusts	-	-	-	(9,828)	(9,828)
Balance at 1 July 2007	197	57,021	497	110,370	168,085

6. Explanation of increase in Overheads

	H1 2007 v H1 2006
	$ million
Total overheads for the period 1 January 2006 to 2 July 2006	27.3
Increase due to inflation	0.8
Exchange rate impact	2.3
Increase in head count and related staff costs	4.8
Increase in IFRS2 share based payment expense	1.9
Total overheads for the period 1 January 2007 to 1 July 2007	37.1

Independent review report to Wolfson Microelectronics plc

Introduction

We have been instructed by the company to review the financial information for the twenty six weeks ended 1 July 2007 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 6. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any

changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Statements on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the twenty six weeks ended 1 July 2007.

KPMG Audit Plc
Chartered Accountants

Edinburgh
23 July 2007

END

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Acquisition
Released	07:01 24-Jul-07
Number	7360A

RNS Number:7360A
Wolfson Microelectronics PLC
24 July 2007

July 24, 2007

Wolfson Microelectronics plc

Wolfson Acquires Sonaptic Limited

Wolfson Extends its Mixed-Signal Audio Leadership with the Acquisition of World Class Acoustic Technology - Enabling Exciting New User Experiences for Consumer Electronic Devices

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces today that it has acquired Sonaptic Limited for an initial consideration of $24.8m.

Sonaptic Limited ("Sonaptic") is a world leading provider of advanced micro-acoustic technologies based on more than 12 years of research by Sonaptic's founders. The acquisition will provide the third part of Wolfson's AudioPlus(TM) growth strategy which is aimed at building on Wolfson's world class position in high fidelity audio semiconductors. The acquisition will enable Wolfson to combine mixed-signal design and acoustic skills to offer advanced active noise cancellation, sound enhancement, 3D sound, and acoustic echo cancellation in combination with its existing high quality, low power audio products for consumer electronic applications. These include Personal Media Players (PMP), mobile handsets, portable gaming consoles, Flat Pannel TVs (FPTV), Portable Navigation Devices (PND) and automotive applications.

AudioPlus(TM) Strategy and reasons for the acquisition

The Wolfson brand is known for high fidelity audio quality and performance and the Company's ultra high performance flagship products are employed by the world's leading high-end Hi-Fi manufacturers. Bringing this same leadership audio capability to portable and consumer devices makes Wolfson a supplier of choice for many of the world's tier 1 consumer Original Equipment Manufacturers (OEMs).

Building upon this audio foundation, Wolfson has developed its AudioPlus(TM) growth strategy. Adding incremental mixed-signal products that comprise key elements of the audio signal chain, the Wolfson strategy enables new or improved end user experiences and more highly optimized - lower cost solutions.

The first phase of Wolfson's growth strategy, the AudioPlus(TM) Power Management product, will enter the market place in Q4 2007. The second phase of the growth strategy is AudioPlus(TM) MEMS technology for silicon microphone products, spearheaded by the acquisition of Oligon in January. Products are expected to enter the market place in 2008.

Today the third phase is enabled through the acquisition of Sonaptic, adding acoustic technology to the Wolfson AudioPlus(TM) strategy. Wolfson expects the first new products to be ready by the middle of 2008 with revenues being generated from end 2H 2008. Sonaptic acoustic technology will be added as a feature to some of Wolfson's existing products and will enable completely new chips providing dedicated functions such as noise cancellation.

It is anticipated the acquisition will be accretive, after amortisation, from 2009.

Sonaptic technologies have a high degree of synergy across all of Wolfson's focus application markets and enable exciting new end user experiences which will further help differentiate Wolfson's customers' devices.

The terms of the transaction

Under the terms of the agreement, Wolfson will pay an immediate consideration with a value of $24.8 million, payable in cash and shares of Wolfson. The cash element of $24.3 million will be funded from the Company's cash balances combined with the issue of 72,554 new Wolfson shares.

Further consideration of up to $16 million may be payable in cash or loan notes to the shareholders of Sonaptic subject to the successful delivery of certain milestones relating to achieving business traction in the marketplace.

The principal shareholders of Sonaptic include the four founders, Mr David Monteith, Dr Alastair Sibbald, Mr Richard Clemow and Dr Robert Alcock. Other shareholders include Pentech Ventures, based in Scotland, and one of the UK's leading early stage technology venture funds, who backed Sonaptic from its inception. Motorola Ventures, the strategic venture capital arm of Motorola, Inc. (NYSE:MOT), headquartered in Schaumburg, Illinois, and ROHM, the world's largest electronic components manufacturer based in Kyoto, Japan were also investors in Sonaptic.

Information on Sonaptic

Headquartered in High Wycombe, UK, Sonaptic has three overseas subsidiaries one in each of the USA, Japan and Korea. It has 31 employees, including 21 engineers who are all expected to remain with the company going forward. The four founders will remain with Wolfson following the acquisition and are committed and incentivised to help commercialise on the technology going forward.

For the year ended 31 December 2006, Sonaptic's loss before tax was $0.9 million on revenues of $4.4 million. At completion the gross assets of Sonaptic are expected to be approximately $3.3 million.

Sonaptic has built a portfolio of IP in their core areas, with 12 priority patent applications. It has an existing revenue stream and customer base, licensing technology IP to leading manufacturers of mobile phones, game consoles and mobile audio products.

Commenting on this significant expansion of its core product, Wolfson Microelectronic's Chief Executive Dave Shrigley said: "Sonaptic's technology is of keen interest to several leading consumer electronics companies which are anxious to cooperate in developing the initial noise cancellation chip specifications. This acquisition substantially increases the size of our addressable market by increasing the number of ways Wolfson can contribute to the audio differentiation of our customers' products.

The team gathered by Mr Monteith and his co-founders are highly skilled and we look forward to working with them in developing chips that will deliver the benefits of their acoustic technology to a broader set of customers."

Enquiries:

Wolfson Microelectronics
Dave Shrigley, CEO 0207 929 8989 on the day and
Mark Cubitt, Finance Director 0131 272 7000 thereafter

Corfin Communications
Harry Chathli, Neil Thapar 020 7929 8989

This information is provided by RNS
The company news service from the London Stock Exchange

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